

January 11, 2022

Robert Powers
Senior Vice President and Chief Financial Officer
Ocean Power Technologies, Inc.
28 Engelhard Drive, Suite B
Monroe Township, NJ 08831

> **Re: Ocean Power Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2021**
> **Filed July 19, 2021**
> **File No. 001-33417**

Dear Mr. Powers:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2021

Item 9A. Controls and Procedures, page 39

1. Although you refer in Item 9A to your Management's Report on Internal Control over Financial Reporting, which you disclose is provided on page F-2, no such report has been included in your Form 10-K. Accordingly, please amend your Form 10-K to provide your Management's Report on Internal Control over Financial Reporting as required by Item 308 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief at (202) 551-3752 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation